UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons. Caroline Beasley
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 872,636 (1)
6. Shared Voting Power 741,238 (2)
7. Sole Dispositive Power 872,636 (1)
8. Shared Dispositive Power 741,238 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,874
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.9% (3)
12.	Type of Reporting Person IN

(1)	Includes (i) 356,736 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 356,736 shares of Class B Common Stock beneficially owned by the Reporting Person; (ii) options to purchase 487,500 shares of Class A Common Stock beneficially owned by the Reporting Person; (iii) 2,000 shares of Class A Common Stock beneficially owned by the Reporting Person; (iv) 3,000 shares of Class A Common Stock owned by the Reporting Person’s children which are beneficially owned by the Reporting Person; (v) 3,400 shares of Class A Common Stock held by the George G. Beasley Florida Intangible Tax Trust dated November 15, 2002, Caroline Beasley as Trustee, beneficially owned by the Reporting Person; and (vi) 20,000 restricted shares of Class A Common Stock that vest, and with respect to which voting restrictions lapse, within 60 days of December 31, 2005.
(2)	Represents shares of Class A Common Stock issuable upon conversion on a one-for-one basis of shares of Class B Common Stock held by the George Beasley Estate Reduction Trust, of which the Reporting Person is a co-trustee.
(3)	The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 8,997,862 shares of Class A Common Stock outstanding, consisting of: (i) 7,392,388 shares of Class A Common Stock outstanding as of the date hereof; (ii) 356,736 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 356,736 shares of Class B Common Stock beneficially owned by the Reporting Person; (iii) 741,238 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 741,238 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust beneficially owned by the Reporting Person; (iv) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock beneficially owned by the Reporting Person; and (v) 20,000 restricted shares of Class A Common Stock that vest, and with respect to which voting restrictions lapse, within 60 days of December 31, 2005.

Item 1.	(a)	Name of Issuer: Beasley Broadcast Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

Item 2.	(a)	Name of Person Filing: Caroline Beasley

	(b)	Address of Principal Business Office or, if none, Residence: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Class A Common Stock, par value $.001 per share

	(e)	CUSIP Number: 074014101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,613,874

(b) Percent of class: 17.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 872,636.

(ii) Shared power to vote or to direct the vote 741,238.

(iii) Sole power to dispose or to direct the disposition of 872,636.

(iv) Shares power to dispose or to direct the disposition of 741,238.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Caroline Beasley
Signature

Caroline Beasley